UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 06.057.223/0001-71

NIRE 3330027290-9

NOTICE TO MARKET

Sendas Distribuidora (the “Company”) discloses the communication received from Nuveen LLC that its aggregate holdings added up to approximately 5.33% of the total common shares issued by the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the e-mail address: assai.ri@assai.com.br

São Paulo, March 5, 2021.

Daniela Sabbag Papa

Administrative Financial and Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Avenida Ayrton Senna, 6000, lote 2 Rio de Janeiro - RJ

CEP 22775-005

At: Daniela Sabbag Papa

Administrative Financial and Investor Relations Officer

ri.assai@assai.com.br

São Paulo, March 5, 2021

Re : Disclosure of Change in Material Equity Interest

Dear Mrs. Daniela:

1.                We, the undersigned Nuveen LLC, hereby notify you that certain funds and accounts managed by our investment adviser subsidiaries have acquired, in the name of such accounts and funds, a total of 14,314,728 common shares issued by Sendas Distribuidora S.A. (“Company”), representing 5.33% of the common shares issued by the Company.

2.                Thus, for compliance with Article 12 of Regulation No. 358 issued by the Brazilian Securities Commission (“CVM”) on January 3, 2002, as amended, Nuveen LLC hereby provides the following information:

i.	The registered office of Nuveen LLC is located at 730 Third Avenue New York, NY 10017, United States;

ii.	Nuveen LLC’s objective for the participation in the Company is as a passive investment. We do not have the objective of changing the controlling group or the administrative structure of the Company;

iii.	As indicated in item 1 above, we hold an interest, on behalf of certain funds and accounts for which our investment adviser subsidiaries act as investment manager, of 14,314,728 common shares, representing 5.33% of the common shares issued by the Company;

iv.	Such funds or accounts do not hold any (a) securities or other right convertible into shares issued by the Company, or (b) any derivatives related thereto (either financially or physically settled); and

v.	Nuveen LLC has not entered into any agreements or

undertakings governing the exercise of voting rights or the purchase and sale of securities issued by the Company, other than agreements usually executed for purposes of asset management, pursuant to which certain of the clients of our investment adviser subsidiaries may exercise voting rights in respect of their investment portfolio.

3.                The legal representative of such funds and accounts is Citibank Distribuidora de Títulos e Valores Mobiliários S.A., which is enrolled with the Corporate Taxpayers’ Registry in Brazil (“CNPJ/ME”) under No. 33.868.597/0001-40.

4.                Should any further clarification or commentary be required concerning the matter, please contact Joseph T. Castro by telephone: 312-917-7899, or by e-mail: Joe.Castro@nuveen.com.

Duly authorized under Power of Attorney effective as of January 1st, 2020, by and on behalf of Nuveen LLC and its direct and indirect subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer and Investor Relations Officer